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                               November 6, 2023

       Cindy Tang
       Chief Financial Officer
       51Talk Online Education Group
       24 Raffles Place #17-04 Clifford Centre
       Singapore 048621

                                                        Re: 51Talk Online
Education Group
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 6, 2023
                                                            Correspondence
filed September 5, 2023
                                                            File No. 001-37790

       Dear Cindy Tang:

              We have reviewed your September 5, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 7,
       2023 letter.

       Correspondence filed September 5, 2023

       Item 3. Key Information, page 4

   1. We note your response to prior comment 1 and reissue in part. Please revise to acknowledge that
Chinese regulatory authorities could disallow this holding company structure, which would
likely result in a material change in your operations and/or a material change in the
value of your securities, including that it could cause the value of such securities to
significantly decline or become worthless.
   2. We note your response to prior comment 2 and reissue in part. Your disclosure should address how recent
statements and regulatory actions by China   s government, such as
                                                        those related to data
security or anti-monopoly concerns, have or may impact the
                                                        company   s ability to
conduct its business, accept foreign investments, or list on a U.S. or
 Cindy Tang
FirstName LastNameCindy   Tang
51Talk Online Education Group
Comapany 6,
November  Name51Talk
             2023      Online Education Group
November
Page 2    6, 2023 Page 2
FirstName LastName
         other foreign exchange.
Our Holding Company Structure, page 4

3. We note your response to prior comment 3 and reissue in part. Please revise to discuss the
         "variety of laws and regulations in Hong Kong" to which you are subject that you reference, aside from the laws and regulations related to data privacy and cybersecurity, anti-monopoly and education, and address to what extent the company believes that it is compliant with the relevant regulations or policies.
Cash Flows through Our Organization, page 5

4. We note your response to prior comment 6 and reissue in part. Provide a description of how cash is transferred between you and your PRC subsidiaries, and provide more detail explaining the restrictions on foreign exchange and cross-border cash transfers from the
         PRC.
5. We note your proposed disclosure in response to prior comment 7 that "funds or other assets may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations on the ability of 51Talk Online
         Education Group or its subsidiaries to transfer cash or other assets," and that "there is no assurance that the ability of us, our subsidiaries and the former mainland China consolidated VIEs to transfer cash will not subject to further limitations or restrictions." In each case, please further revise to clarify that it is the imposition of restrictions and limitations by the PRC government. Make conforming changes each place this disclosure appears.
6. We note your response to prior comment 9 and reissue our comment. Please include disclosure comparable to the disclosure in this section in Item 5 of this Form 20-F and provide us with your proposed disclosure.
Permissions for Our Operations and Securities Issuances to Offshore Investors , page 5

7. We note your response to prior comment 5 and reissue in part. Please revise to disclose each permission or approval that you, or your subsidiaries are required to obtain from
         Chinese and Hong Kong authorities to operate your business and to offer securities to foreign investors. In this regard, we note that your disclosure only generically references the relevant local department from which you obtained business licenses, but does not identify these licenses and also suggests there may be other approvals required.
         Your disclosure also does not address any approvals required by Hong Kong authorities and only speaks to approvals required to operate your business without addressing approvals required to offer securities to foreign investors. Please revise the last paragraph of your revised disclosure to reference approvals required in Hong Kong as well. Lastly, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors, including CSRC and CAC approval. If
 Cindy Tang
FirstName LastNameCindy   Tang
51Talk Online Education Group
Comapany 6,
November  Name51Talk
             2023      Online Education Group
November
Page 3    6, 2023 Page 3
FirstName LastName
         true, state as much and explain why such an opinion was not obtained. In this regard, we note you only state that you were "advised" by your PRC counsel, and with respect to your conclusions regarding CSRC approval, you do not mention counsel at all.
D. Risk Factors
Risks Related to Our Global Operations, page 7

8. We note your response to prior comment 11 and reissue. In this regard, we note the inclusion of references to "jurisdictions where we operate" with respect to disclosure which was previously focused on risks related to the PRC government. Please remove the mitigating language and discuss plainly and directly the risks in mainland China and Hong
         Kong as directed in the comment. Additionally, please revise any other China-Based
         Companies disclosure with mitigating language in a similar fashion, such as on pages 2 and 23 of your 20-F. In addition, acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
The approval of and filing with the CSRC or other PRC government authorities may be required, page 28

9. We note your response to prior comment 5 that you do not believe you are subject to
         CSRC filing requirements. Please update this risk factor accordingly. General

10. We note your response to prior comment 17 and reissue our comment, as you have not provided your proposed revised disclosure. Refrain from using terms
such as    we    or
            our    when describing activities or functions performed by the
former VIEs in their
         historical capacity or from implying that the historical contractual agreements were equivalent to equity ownership in the former VIEs. Any references to control or benefits that accrued to you because of the former VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the former VIEs under U.S.
         GAAP. Your disclosure about historical operations should clarify that you were the primary beneficiary of the former VIEs for accounting purposes. In this regard, we note as an example only your disclosure that, "[w]e began our operations in July 2011 through
         Beijing Dasheng Zhixing Technology Co., Ltd., or Dasheng Zhixing, a mainland China domestic company, which became our consolidated VIE through a series of contractual arrangement[s]." Revise throughout the document, as applicable.
11. We note the changes you made to your Risk Factors section relating to legal and operational risks associated with PRC regulations compared to your Annual Report on
         Form 20-F for the fiscal year ended December 31, 2021. Although we note the divestiture of your China Mainland Business and VIEs, given you still maintain operations in
 Cindy Tang
51Talk Online Education Group
November 6, 2023
Page 4
      mainland China and Hong Kong, it is unclear to us that there have been changes in the regulatory environment in the PRC since the 2021 20-F was filed warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you
      that, pursuant to federal securities rules, the term    control
(including the terms
         controlling,       controlled by,    and    under common control with
 ) as defined in Securities
      Act Rule 405 means    the possession, direct or indirect, of the power to
direct or cause the
      direction of the management and policies of a person, whether through the ownership of
      voting securities, by contract, or otherwise.    The Sample Letters also
sought specific
      disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe
      that your revised disclosure referencing the PRC government   s intent to
strengthen its
      regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the 2021 20-F, such as on pages 21, 46-47, and 65-66 of your 2021 20-F.
       Please contact Jennie Beysolow at 202-551-8108 or Taylor Beech at 202-551-4515 with any questions.



                                                           Sincerely,
FirstName LastNameCindy Tang
                                                           Division of
Corporation Finance
Comapany Name51Talk Online Education Group
                                                           Office of Trade &
Services
November 6, 2023 Page 4
cc:       Yilin Xu, Esq.
FirstName LastName